EXHIBIT 99.1

FOR IMMEDIATE RELEASE

BMO FINANCIAL GROUP FINISHES 2002 WITH A STRONG FOURTH QUARTER

Personal and Business Banking Net Income Rises by 32 Per Cent for the Quarter and 22 Per Cent for the Year

Highlights for the Fourth Quarter Ended October 31, 2002

•	Net income of $398 million, up from $4 million last year. EPS of $0.75 and cash EPS[1] of $0.79

•	Excluding non-recurring items[1], net income of $423 million, up from $109 million last year. EPS of $0.80 and cash EPS of $0.85

•	32 per cent growth in net income of Personal and Commercial Client Group with year-over-year revenue growth of 10 per cent and strong expense control resulting in productivity ratio of 59.7 per cent

•	Private Client Group net income, excluding non-recurring items, up strongly from a year ago and up 50 per cent from the third quarter

•	Revenues up 17 per cent from a year ago, or 7 per cent excluding non-recurring items

•	Expenses up 11 per cent year-over-year. Expenses flat after adjusting for non-recurring items, acquired businesses and reducing staff levels

•	Loan loss provisions at $160 million, unchanged from previous quarter

Highlights for the Fiscal Year Ended October 31, 2002

•	Net income of $1,417 million, EPS of $2.68 and cash EPS of $2.83

•	Excluding non-recurring items, net income of $1,456 million, EPS of $2.76 and cash EPS of $2.91

•	Excluding non-recurring items, cash EPS growth of 8.6 per cent, cash ROE[1] of 14.6 per cent and Tier 1 capital of 8.80 per cent meet annual targets

•	Loan loss provisions of $820 million in line with our updated guidance and down $160 million from 2001 ($60 million excluding non-recurring items)

•	22 per cent growth in net income of Personal and Commercial Client Group with strong growth in volumes and an improved productivity ratio of 60.0 per cent

•	Private Client Group net income rises 12 per cent, excluding non-recurring items, despite difficult equity markets

•	Revenues flat year-over-year but up 2 per cent excluding non-recurring items, driven by acquisitions

•	Expenses rise 6 per cent, or 1 per cent excluding non-recurring items and costs of acquired businesses

1.     The adjustments that change results under generally accepted accounting principles to results excluding non-recurring items and cash results and comments on the use of these measures are outlined in the “Effects of Non-Recurring Items” table, which precedes the Review of Operating Groups Performance in this release.

All EPS measures in this release refer to diluted EPS unless specified otherwise.

Financial Highlights

($ millions, except per share data and as noted)
		Increase/ (Decrease)			Increase/ (Decrease)		Increase/ (Decrease)
	Fiscal 2002	vs. Fiscal 2001		Q4-2002	vs. Q4-2001		vs. Q3-2002

Reported
Revenues (teb)	8,859	(4)	—	2,289	338	17%	146	7%
Provision for credit losses	820	(160)	(16%)	160	(386)	(71%)	—	—
Non-interest expenses	6,030	359	6%	1,604	155	11%	116	8%
Income taxes (teb)	530	(113)	(18%)	110	187	+100%	(25)	(17%)
Net income	1,417	(54)	(4%)	398	394	+100%	52	15%
Return on equity	13.4%		(0.4%)	14.6%		15.0%		1.7%
Cash return on equity	14.2%		(0.6%)	15.4%		14.7%		1.6%
Earnings per share — diluted ($)	2.68	0.02	1%	0.75	0.75	+100%	0.10	15%
Cash earnings per share — diluted ($)	2.83	(0.03)	(1%)	0.79	0.73	+100%	0.09	13%
Excluding non-recurring items
Revenues (teb)	8,859	151	2%	2,289	160	7%	146	7%
Provision for credit losses	820	(60)	(7%)	160	(386)	(71%)	—	—
Non-interest expenses	5,968	297	5%	1,565	116	8%	100	7%
Income taxes (teb)	553	(128)	(19%)	124	128	+100%	(20)	(12%)
Net income	1,456	78	6%	423	314	+100%	63	18%
Return on equity	13.8%		0.9%	15.5%		11.7%		2.0%
Cash return on equity	14.6%		0.7%	16.4%		11.6%		2.0%
Earnings per share — diluted ($)	2.76	0.28	11%	0.80	0.61	+100%	0.12	18%
Cash earnings per share — diluted ($)	2.91	0.23	9%	0.85	0.60	+100%	0.13	18%

Toronto, November 26, 2002 – BMO Financial Group (BMO) reported net income of $1,417 million for its fiscal year ended October 31, 2002, down modestly from a year ago due to the favourable impact of non-recurring items in 2001. Excluding non-recurring items in both years, net income was $1,456 million, up six per cent from the prior year. Earnings per share of $2.68 were slightly above year-ago results but excluding non-recurring items, earnings per share were $2.76, an increase of 11 per cent from a year ago. Return on equity of 13.4 per cent was down from 13.8 per cent in 2001. Excluding non-recurring items, return on equity was 13.8 per cent, up from 12.9 per cent a year ago.

“In a challenging market environment, this has been a solid year,” said Tony Comper, Chairman and Chief Executive Officer, BMO Financial Group. “We have followed a prudent, disciplined approach in executing our strategy against a backdrop of very soft capital markets and a weak credit environment, and this has helped us meet our performance targets for earnings growth and return on shareholder equity for fiscal 2002.”

Mr. Comper added, “Our personal and business banking operations in Canada and the U.S. continue to perform well, with a strong 22 per cent increase in net income. At the same time, our market-leading performance in credit risk management means that we have been able to reduce our provision for credit losses from year-ago levels. Our focus on cost management and our continuing investment in core operations position us to take full advantage of a market turnaround when it occurs.”

The $78 million increase in net income excluding non-recurring items was attributable to a lower provision for credit losses, the discontinuance of goodwill amortization due to changes in generally accepted accounting principles, and more favourable income tax rates and tax initiatives. Personal and business banking results rose strongly as market share grew in select segments. Earnings from wealth management operations also rose as expense growth was only modestly above revenue growth in spite of acquisition costs and the weak environment for equity-related businesses. Revenues fell substantially more than expenses in Investment Banking Group due to net securities losses and weaker trading-related activities. Their net income improved year-over-year due to a lower provision for credit losses, largely due to changes in loan loss allocations that had the effect of increasing the allocation to Corporate Support in 2002, as explained in subsequent sections of this release. Earnings sourced in the United States rose to 35 per cent from 17 per cent in 2001.

Bank of Montreal common shares generated a total shareholder return of 16.2 per cent in fiscal 2002, the third best performance of Canada’s six major banks, which averaged a return of 5.8 per cent. The TSX Composite Total Return for the year was negative 7.7 per cent.

Results for the fourth quarter of 2002 included $39 million ($25 million after-tax) of non-recurring acquisition-related costs. The fourth quarter of 2001 was affected by a $178 million ($105 million after-tax) write-down of equity investments in BMO’s collateralized bond obligations (CBOs) that was categorized as non-recurring for reporting purposes.

Fourth quarter earnings were $398 million, compared with $4 million a year ago. Excluding non-recurring items, net income for the quarter was $423 million, up from $109 million a year ago. The weakening of the economy and the aftermath of September 11th significantly affected results in the fourth quarter a year ago. Provisions for credit losses totalled $160 million in the most recent quarter, down from $546 million in the fourth quarter in 2001. In the fourth quarter a year ago, BMO announced its intention, and subsequently did record a higher provision for credit losses and write-downs totalling $682 million ($414 million after-tax), including the non-recurring item. Nonetheless, if provisions in the fourth quarter of 2001 had been at the relatively more modest level of this most recent quarter, net income for the fourth quarter of 2002 would still reflect an $82 million or 24 per cent increase from a year ago, excluding non-recurring items.

Personal and Commercial Client Group’s sales momentum continued as net income rose 32 per cent from the fourth quarter of last year on strength in both Canadian and U.S. operations. Private Client Group net income also rose strongly as the benefits of acquisitions, revenue-generating initiatives and successful cost control efforts more than compensated for weak equity markets and costs of acquired businesses. Investment Banking Group revenues improved year-over-year but declined excluding non-recurring items, due to lower trading activity and reduced corporate lending volumes. Net income, however, was up sharply due to the much lower provision for credit losses, partly due to the change in allocation methodology.

“This quarter’s results were easily the best of fiscal 2002 and we anticipate that BMO’s financial performance will have improved relative to its peer group average when all the results are in,” said Comper. “This is, of course, thanks to the on-going efforts of employees across BMO Financial Group.

“Going forward, a recovery in business investment is by no means assured, particularly since capital markets have proven stubbornly sluggish. We continue to focus on investing in those businesses that contribute most to our current and future strengths and that align with our transnational growth strategy. We also continue to assess spending to ensure it is reasonably aligned with prospects for revenue growth while investing appropriately for the future.”

Compared with the third quarter, net income in the fourth quarter rose $52 million. Excluding non-recurring items, net income rose $63 million or 18 per cent. The increase was driven by improved investment securities performance and income tax initiatives, partially offset by higher non-interest expenses. Higher revenues in Investment Banking Group accounted for much of the increase in operating performance, while cost reductions in Private Client Group also contributed to improved results.

Non-interest expenses in the fourth quarter rose $100 million or seven per cent from the third quarter, excluding non-recurring items. The increase was partially attributable to recognition of $50 million ($32 million after-tax) of severance costs related to the elimination of approximately 500 staff positions, of which approximately 55 per cent relate to activities in Corporate Support, including Technology and Solutions. Growth was also reflective of a $13 million increase in performance-based compensation, costs associated with growth initiatives, our new national advertising campaign and other corporate costs. The effect of fourth quarter severance costs on results was substantially offset by the benefits of income and other tax benefits recognized in the quarter, which are discussed further in the Income Taxes section of this release.

The provision for credit losses was unchanged from the third quarter. Gross impaired loans increased as new impaired loan classifications totalled $462 million in the quarter, down $60 million from the previous quarter and broadly in line with expectations at this point in the credit cycle. Of this $462 million, approximately $186 million reflects the decision to classify as impaired a number of loans to U.K. and U.S. entities in the power and power generation sector. Provisions for the year were consistent with the guidance provided in the second quarter and BMO’s loan loss experience in 2002 remains top-tier. Exposures to industry groups that are currently more sensitive, such as communications and power and power generation, represent a small part of BMO’s loan portfolio and the allowance for impaired loans in these industries, as in other sectors, is considered to be adequate.

Management’s Responsibility for Financial Information

A rigorous and comprehensive financial governance framework is in place at Bank of Montreal and its subsidiaries at both the management and board levels. Each year, Bank of Montreal’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. BMO’s third quarter press release and quarterly report to shareholders included a statement signed by those same officers affirming management’s responsibility for financial information contained in the documents. BMO also voluntarily filed a certification, signed by the CEO and CFO, with the Securities and Exchange Commission (SEC) in the United States following the release of third quarter results. Bank of Montreal’s audited consolidated financial statements for the year ended October 31, 2002 and the annual MD&A for 2002 will be available at www.bmo.com on or after December 19, 2002. When BMO’s annual report is filed with the SEC in the fourth week of January, 2003, BMO’s CEO and CFO will certify, as required by U.S. law, the appropriateness of BMO’s financial disclosures in the annual report and the effectiveness of controls and procedures over those disclosures.

Operating Group Net Income

		Increase/			Increase/		Increase/
		(Decrease)			(Decrease)		(Decrease)
($ millions, except as noted)	Fiscal 2002	vs. Fiscal 2001		Q4-2002	vs. Q4-2001		vs. Q3-2002

Reported
Personal and Commercial Client Group	968	174	22%	256	62	32%	—	—
Private Client Group	96	(25)	(21%)	13	2	23%	1	15%
Investment Banking Group	592	115	24%	145	243	+100%	36	34%
Corporate Support, incl. Technology and Solutions	(239)	(318)	(+100%)	(16)	87	83%	15	44%

BMO Financial Group	1,417	(54)	(4%)	398	394	+100%	52	15%

Excluding non-recurring items
(See “Non-Recurring Items” table)
Personal and Commercial Client Group	968	183	23%	256	62	32%	—	—
Private Client Group	135	14	12%	38	27	+100%	12	50%
Investment Banking Group	592	10	2%	145	138	+100%	36	34%
Corporate Support, incl. Technology and Solutions	(239)	(129)	(+100%)	(16)	87	83%	15	44%

BMO Financial Group	1,456	78	6%	423	314	+100%	63	18%

Comparatives have been restated to reflect the second quarter transfer of Cash Management Services business from Technology and Solutions to Investment Banking.

Financial Targets

BMO achieved three of its annual targets for 2002, as set out below. The provision for credit losses was within the updated range outlined in April of 2002.

Annual Targets for 2002, Excluding Non-Recurring Items		Performance in 2002

•	Achieve cash EPS growth of 8 to 12 per cent.	8.6 per cent growth
•	Achieve a cash ROE of 14 to 15 per cent.	14.6 per cent
•	Maintain an annual provision for credit losses in the range of 40 to 50 basis points of average net loans and acceptances (including securities purchased under resale agreements). On April 25th, BMO announced an increase to its estimate of its annual provision for credit losses to $775 to $825 million, or in a range of about 55 basis points.	$820 million or 56 basis points
•	Maintain a Tier 1 capital ratio of at least 8.0 per cent.	8.80 per cent

Annual Targets for 2003, Excluding Non-Recurring Items
(Based on the Economic Outlook below)

•	Achieve EPS growth of 10 to 15 per cent (cash EPS growth of 10 to 15 per cent).
•	Achieve an ROE of 14 to 15 per cent (cash ROE of 15 to 16 per cent).
•	Maintain the provision for credit losses at or below the 2002 level ($820 million).
•	Maintain a Tier 1 capital ratio of at least 8.0 per cent.

Economic Outlook

Canadian economic growth is expected to remain healthy in the year ahead as a result of continuing low interest rates and a weak currency. After expanding an estimated 3.4 per cent in 2002, Canadian real GDP is anticipated to grow 3.8 per cent in 2003. Strong job growth so far in 2002 will support incomes and demand going forward. Spending on interest-sensitive goods, like housing and automobiles, should remain near recent record highs. The unemployment rate is expected to trend lower in the year ahead. Canadian interest rates are likely to increase in 2003 as the expansion progresses. The Canadian dollar should appreciate against the U.S. dollar in response to supportive interest-rate spreads and a positive trade balance. While growth in the U.S. economy remains uneven, activity should pick up in 2003 in response to past reductions in interest rates and expansionary fiscal measures. Following estimated growth of 2.4 per cent in 2002, U.S. real GDP is expected to grow 3.2 per cent in 2003. U.S. interest rates are projected to remain low for some time, before rising in the second half of 2003. Capital markets activity should improve as the U.S. economy gathers strength.

Harris Bank

Harris Bank’s fourth quarter press release announcing its results for its fiscal year will be its last. In 2003, BMO plans to expand disclosure of results of its U.S. operations. This new reporting will reflect how the businesses are managed, and will provide more detail in respect of the client groups’ Canadian and U.S. operations. This enhancement will align reporting with BMO’s transnational growth strategy and will facilitate the understanding of BMO’s U.S. operations, which extend beyond the Harris Bank legal entity.

Harris Bank, registered as Harris Bankcorp, Inc., will voluntarily forego its status as a registrant of the U.S. Securities and Exchange Commission (SEC). Harris Bank has no publicly-held securities outstanding that require SEC registration. Harris Bank will continue to operate as a multibank holding company and remain subject to regulation by the U.S. Board of Governors of the Federal Reserve Bank.

Note on Performance Analysis

Management and certain of BMO’s stakeholders believe that performance analysis can be enhanced by focusing on cash results and results excluding non-recurring items. These adjustments and their effects are outlined in the “Effects of Non-Recurring Items” table, which precedes the review of operating groups’ performance. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under generally accepted accounting principles (GAAP) and are unlikely to be comparable to similar measures used by other companies.

A detailed review of results is outlined in the attached Annual and Fourth Quarter 2002 Review. A more comprehensive discussion of BMO’s results for the year, its financial position, businesses, strategies, objectives and risk factors is included in Bank of Montreal’s annual MD&A in the Annual Report, which can be accessed on BMO’s web site at www.bmo.com. The 2002 MD&A and Bank of Montreal’s audited consolidated financial statements for the year ended October 31, 2002 will be available on the web site on or about December 19, 2002.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

OTHER INFORMATION FOR INVESTORS AND MEDIA

Online Investor Presentations

Interested investors, the media and others are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentations and supplementary financial information package.

Quarterly Conference Call

Interested parties are also invited to join our quarterly conference call, in listen-only mode, on Tuesday, November 26, 2002 at 2:00p.m. (EST). The call may be accessed by telephone at 1-800-213-1351 (toll free) or 416-641-6678 (from within Toronto). A replay of the conference call will be available until Friday, December 6, 2002 by calling 1-800-558-5253 and quoting reservation number 19964171.

Webcast

A live webcast of the quarterly conference call can be accessed at www.bmo.com/investorrelations. A replay of the webcast can be accessed on our web site until February 24, 2003.

Document Copies

Copies of the quarterly news release, presentations and supplementary financial information package are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Media Relations Contacts

Ralph Marranca, Toronto, 416-867-3996
Ian Blair, Toronto, 416-867-3996
Ronald Monet, Montreal, 514-877-1101

Investor Relations Contacts

Susan Payne, Senior Vice President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Lynn Inglis, Director, Investor Relations, lynn.inglis@bmo.com, 416-867-5452

Chief Financial Officer

Karen Maidment, Executive Vice President and Chief Financial Officer, karen.maidment@bmo.com, 416-867-6776

Corporate Secretary

corp.secretary@bmo.com, 416-867-6785

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2003 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

ANNUAL AND FOURTH QUARTER 2002 REVIEW

OPERATING OVERVIEW

Value Measures

ROE was 13.4 per cent for the year, compared with 13.8 per cent in fiscal 2001. Excluding non-recurring items, ROE was 13.8 per cent, up from 12.9 per cent a year ago. Cash ROE, excluding non-recurring items, was 14.6 per cent, up from 13.9 per cent a year ago and in line with our 2002 target of 14 to 15 per cent.

Annualized ROE for the fourth quarter of 2002 was 14.6 per cent, up from negative 0.4 per cent in the weak fourth quarter of a year ago and up from 12.9 per cent in the third quarter. Excluding non-recurring items, annualized ROE for the quarter was 15.5 per cent, up from 3.8 per cent a year ago and up from 13.5 per cent in the third quarter.

EPS was $2.68 for the year, compared with $2.66 in 2001. Excluding non-recurring items, EPS of $2.76 rose 11 per cent from $2.48 a year ago. Cash EPS, excluding non-recurring items, was $2.91, up from $2.68 in 2001. The increase represented growth of 8.6 per cent and was within our target range of 8 to 12 per cent growth, in spite of the difficult capital markets and credit environment.

The fourth quarter EPS was $0.75, up from $nil in the fourth quarter of 2001 and up from $0.65 in the third quarter. Excluding non-recurring items, EPS was $0.80, up from $0.19 a year ago and up 18 per cent from $0.68 in the third quarter.

Net economic profit of $368 million for 2002 declined from $433 million in 2001, primarily due to lower net income in 2002. Net income of a year ago benefited from non-recurring items, particularly the gain on sale of the investment in Bancomer. Net economic profit for the quarter was $127 million, compared with a loss of $249 million a year ago and profit of $84 million in the third quarter.

Bank of Montreal common shares generated a total shareholder return (TSR) of 8.9 per cent in the fourth quarter, the best performance of Canada’s major banks, which averaged a negative return of 4.1 per cent for the period. The TSX Composite Total Return in the quarter was negative 4.9 per cent.

BMO’s 5-Year average TSR for the period ended October 31, 2002 was 7.9 per cent, the fourth best of Canada’s major banks and just below the 8.2 per cent major bank average. The comparable TSX total return was negative 0.3 per cent.

Net Income

Net income for the fiscal year ended October 31, 2002 was $1,417 million, a reduction of $54 million or four per cent from fiscal 2001. Non-recurring items reduced earnings in fiscal 2002 but increased earnings in fiscal 2001. Excluding the effect of these non-recurring items, net income was $1,456 million, an increase of $78 million or six per cent from the prior year. Revenue grew modestly as strong growth in retail and business banking and from acquired wealth management businesses and higher Corporate Support securitization revenue more than offset a sharp reduction in Investment Banking revenues and market-related revenues in Private Client Group. Non-interest expenses rose year-over-year as costs of acquired businesses and continued initiative spending and other increases were only partially reduced by cost containment efforts. A lower provision for credit losses, the discontinuance of goodwill amortization and more favourable income tax rates and benefits were significant contributors to improved net income excluding non-recurring items.

Non-recurring items and their effect on income are outlined in the “Effects of Non-Recurring Items” table, which precedes the review of operating groups performance. In fiscal 2002, acquisition-related costs incurred in the third and fourth quarters were categorized as non-recurring for reporting purposes. In 2001, the most significant non-recurring items were a $321 million ($272 million after-tax) gain on sale of BMO’s investment in Bancomer, a $100 million ($58 million after-tax) general provision for credit losses and a fourth quarter $178 million ($105 million after-tax) write-down on equity investments in CBOs.

Net income for the fourth quarter was $398 million, an increase of $394 million from the fourth quarter a year earlier. Excluding non-recurring items, net income was $423 million, an increase of $314 million from a year ago. In 2001, provisions for credit losses were skewed to the fourth quarter as economic conditions deteriorated sharply in the latter half of the year. Fourth quarter provisions for credit losses of a year ago totalled $546 million, or more than 60 per cent of the full year’s $880 million of provisions excluding non-recurring items. In fiscal 2002, provisions totalled $820 million but were more evenly distributed over the year. Fourth quarter provisions of $160 million represented slightly less than 20 per cent of the full year total. Improved results were driven by the lower provision for credit losses, higher revenues in Personal and Commercial Client Group on strong volume growth in Canada and in the U.S. and higher revenues in wealth management businesses due to acquisitions and the benefits of initiatives. Corporate support revenue also improved, while Investment Banking Group revenues fell due to the weak credit environment and lower net interest income. The expense growth rate was consistent with revenue growth. Acquisitions and initiative spending influenced expense levels.

Relative to the third quarter, net income rose $52 million or 15 per cent. Excluding non-recurring items, net income rose $63 million or 18 per cent. Improved performance from investment securities and from higher volumes and margins in personal and business banking more than offset higher costs associated with the elimination of certain staff positions, initiative spending and higher performance-based costs. The increase in net income also benefited significantly from income tax initiatives.

Revenue

BMO analyzes revenue on a taxable equivalent basis (teb), whereby revenues and the provision for income taxes under generally accepted accounting principles (GAAP) are both increased by an amount that adjusts revenues on certain tax-exempt securities to an amount equivalent to what revenues would have been had they been taxed at the statutory rate. This adjustment for fiscal 2002 totalled $106 million, down from $142 million a year ago. The adjustment totalled $24 million in the quarter, compared with $32 million in the fourth quarter of 2001 and $26 million in the third quarter.

Revenue growth in fiscal 2002 was favourably affected by the acquisitions of First National Bank of Joliet (Joliet) and Guardian Group of Funds in the latter half of 2001 and CSFBdirect (now part of Harrisdirect) in the second quarter of 2002.

Revenue for fiscal 2002 totalled $8,859 million, compared with $8,863 million in the prior year. Excluding non-recurring items that benefited results of a year ago, revenues rose $151 million or two per cent. After adjusting revenues of 2002 for the additive effect of acquired businesses, revenues excluding non-recurring items declined $102 million or one per cent.

Fourth quarter revenue of $2,289 million increased $338 million or 17 per cent from the fourth quarter of last year. Excluding non-recurring items, revenue rose $160 million or seven per cent. Relative to the third quarter, revenue rose $146 million or seven per cent. Excluding revenues of acquired businesses of $65 million and non-recurring items, revenue for the fourth quarter was four per cent higher than a year ago.

Fiscal 2002 net interest income was $4,935 million, an increase of $294 million from 2001. Net interest margins averaged 1.99 per cent and were up 8 basis points from the prior year. Average assets of $240 billion were $4.7 billion higher than a year ago. Retail banking margins declined by 5 basis points from the prior year to 3.13 per cent, while wholesale banking margins improved by 1 basis point to 1.04 per cent. The increase in BMO’s overall margins was driven by changes in asset mix as relatively higher-yielding retail banking assets grew while relatively lower-yielding wholesale banking assets were reduced.

Fourth quarter 2002 net interest income was $1,230 million, up $29 million from a year ago. Net interest margins averaged 1.92 per cent and were down 2 basis points from the year-ago quarter. Average assets of $253.9 billion were $8.2 billion higher. Retail and business banking margins improved by 4 basis points from the prior year to 3.16 per cent, while wholesale banking margins fell by 21 basis points to 0.86 per cent.

Relative to the third quarter, net interest income rose $13 million. Net interest margins declined by 3 basis points and average assets rose $6.6 billion. Retail and business banking margins improved by 8 basis points, driven by improved margins in Canadian operations, while wholesale banking margins fell by 9 basis points.

Non-interest revenue totalled $3,924 million in fiscal 2002, compared with $4,222 million in the prior year. Excluding non-recurring items in the prior year, non-interest revenue declined $143 million. Losses on sale of securities increased by $126 million, while trading revenues declined $281 million in the weak credit and capital markets environment. Acquired businesses contributed approximately $152 million of additional non-interest revenue relative to the prior year, as capital markets fees and mutual fund revenues both increased. Card fees and other charges exhibited good momentum and grew appreciably.

Fourth quarter 2002 non-interest revenue was $1,059 million, up $309 million from a year ago. Excluding non-recurring items in the prior period, non-interest revenue rose $131 million. Acquired businesses accounted for $48 million of the growth, while investment securities gains improved by $55 million.

Relative to the third quarter, non-interest revenue rose $133 million. The improvement was largely attributable to improved gains on sales of securities as the third quarter was affected by write-downs.

Non-Interest Expenses

Fiscal 2002 non-interest expenses totalled $6,030 million, an increase of $359 million from a year ago. Excluding this year’s non-recurring acquisition-related costs, non-interest expenses were $5,968 and increased $297 million or five per cent from a year ago. The year-over-year effect of acquired businesses accounted for approximately $250 million of the $297 million increase. Performance-based compensation costs were modestly lower than a year ago, as higher costs in retail and business banking were offset by reductions in Investment Banking Group. Costs continue to include spending on initiatives in support of BMO’s growth strategy. Initiative spending included costs related to expansion of BMO’s North American distribution network and U.S. wealth management capabilities as well as costs of implementing Pathway Connect, the new personal and commercial banking technology platform. Expense growth was also influenced by severance costs, higher pension costs and the effects of a stronger U.S. dollar. The weak credit environment and dormant equity markets have frustrated revenue growth opportunities in select businesses. As a consequence, management has been particularly attentive to controlling costs in 2002.

Pension expenses rose by $68 million in 2002 and are expected to rise again by approximately the same amount next year. This is due to lower than expected returns on pension assets in 2002 and a reduction in our expected long-term rate of return on pension assets to 7.0 per cent from 7.5 per cent, offset in part by a planned contribution to our pension plan.

Fourth quarter 2002 non-interest expenses were $1,604 million, an increase of $155 million from a year ago. Excluding non-recurring items, expenses totalled $1,565 million, an increase of $116 million or eight per cent. Excluding the approximately $66 million year-over-year effect of acquired businesses, the increase was $48 million or three per cent. Performance-based compensation rose $54 million, while severance costs also affected comparisons.

Relative to the third quarter, expenses increased $116 million. Excluding non-recurring items, expenses increased $100 million or seven per cent. Costs in the quarter included $50 million of severance related to the elimination of approximately 500 staff positions. Higher transaction and other computer costs, including depreciation, and initiative spending affected expenses in the quarter. BMO continues to focus on its expense management program, which is intended to reduce expense growth, while increasing revenues. The program’s guidelines are designed to protect customer-related expenses that are essential to increased sales, to protect strategic initiatives designed to promote future growth and to reduce other discretionary costs.

GAAP no longer requires amortization of goodwill, but instead requires that goodwill be subject to a periodic impairment review to ensure its fair value is equal to or greater than its book value. The change in accounting increased net income by $15 million in the fourth quarter and $56 million year-to-date relative to the comparable periods in 2001. There were no write-downs of goodwill due to impairments during the year.

BMO will begin recognizing compensation expense for new options granted after October 31, 2002. On this basis, stock option expense is expected to be in the range of $0.02 to $0.04 per share in fiscal 2003. If BMO had recognized compensation expense related to all outstanding stock options this year, reported net income would have been $12 million lower in the current quarter and $47 million lower year-to-date.

Income Taxes

Excluding non-recurring items, the effective tax rate for fiscal 2002 was 26.7 per cent, compared with 31.6 per cent in fiscal 2001. The provision for income taxes as a percentage of income, excluding non-recurring items, benefited from a two-percentage point reduction in the statutory tax-rate and incremental tax benefits.

The fourth quarter tax rate was 22.2 per cent, compared with 27.5 per cent in the third quarter. The decline was due to additional realized tax benefits in the fourth quarter. The effective rate in the fourth quarter of the prior year was unusual. It reflected the impact of the higher provision for credit losses, favourable tax adjustments and other tax benefits.

The sustainable income tax rate for 2003 is estimated to be 31 per cent. We anticipate that the actual tax rate in 2003 will approximate 28 per cent to 29 per cent due to realization of tax benefits that are not sustainable.

Balance Sheet

Total assets increased $13.5 billion from a year ago to $252.9 billion. Trading securities increased $6.2 billion to $22.4 billion, largely due to increases in Government of Canada and corporate debt securities and equities. The fixed income increase was funded by securities sold under repurchase agreements. Balances can fluctuate significantly based on opportunities at the time. Higher levels of equities were attributable to new product offerings.

Net loans and acceptances increased $4.8 billion to $149.6 billion. Loans to businesses and governments declined $3.5 billion, reflecting credit concerns and lower corporate demand. Residential mortgages increased $5.6 billion due to robust housing sales, while credit cards, consumer instalment and other personal loans also increased strongly. The loan portfolio remains well diversified but reflects a higher proportion of Canadian loans due to growth in residential mortgages in Canada.

Relative to the third quarter, total assets increased $2.8 billion. Cash resources were up $2.8 billion. Consumer loans, including residential mortgages, were up $2.0 billion and loans to businesses and governments increased $1.3 billion. These increases were partially offset by a $3.7 billion decline in other assets as a result of lower sundry accounts receivable and amounts due from clients, dealers and brokers.

Total liabilities increased $12.2 billion from a year ago to $241.0 billion. Deposits increased by $7.5 billion. Deposits from individuals, which tend to be quite stable, increased by $7.5 billion. Deposits from businesses and governments increased $5.3 billion, while deposits from banks declined by $5.3 billion. Deposits from individuals accounted for 46 per cent of total deposits compared with 44 per cent last year-end.

Securities sold under repurchase agreements increased $7.3 billion from a year ago to $24.8 billion, providing funding for higher trading securities positions.

Relative to the third quarter, total liabilities increased $2.6 billion. Deposits rose $2.6 billion and securities sold under repurchase agreements rose $4.3 billion. Other liabilities declined by $3.6 billion.

Risk Management

The fiscal 2002 provision for credit losses was $820 million, compared with $980 million in 2001. The prior year provision included a $100 million general provision that was categorized as non-recurring for reporting purposes. This non-recurring charge is excluded from the narrative and ratios that follow. The fiscal 2002 provision represents 56 basis points of average net loans and acceptances, including securities purchased under resale agreements, down from 60 basis points a year-ago. The provisioning ratio was higher than the 40 to 50 basis points target established at the end of last year, but was in line with BMO’s previously announced updated expectation. On April 25, 2002, BMO announced an update to its expected annual provision for credit losses to $775 million to $825 million, or in a range of about 55 basis points of average net loans and acceptances. The announced increase was largely due to the need to provide $140 million for loan exposure to Teleglobe Inc., as a result of BCE’s announcement of its intention to discontinue its long-term financial support of its subsidiary.

The fourth quarter provision for credit losses was $160 million, a decrease of $386 million from the fourth quarter a year ago and unchanged from the third quarter. In 2001, provisions were increased significantly in the fourth quarter, reflective of the development of recessionary conditions in the United States and weakening economic conditions in Canada. In 2002, quarterly provisions were more consistent, except for the second quarter increase discussed above.

Gross impaired loans totalled $2,337 million at the end of the year, up from $2,014 million a year ago and $2,057 million at the end of the third quarter. Gross impaired loans as a percentage of equity and allowance for credit losses rose marginally this year to 15.16 per cent from 14.17 per cent a year ago.

Impaired loans, after deduction of specific allowances for credit losses, totalled $1,568 million, compared with $1,245 million at the end of last year and $1,357 million at the end of the third quarter. The general allowance for credit losses totalled $1,180 million and was unchanged from the prior year. It is maintained to cover any impairments in the loan portfolio that cannot yet be associated with specific loans. Impaired loans, after deduction of specific allowances and the general allowance for credit losses, totalled $388 million, compared with $65 million at the end of last year and $177 million at the end of the third quarter.

New impaired loan formations totalled $1,945 million in the current year, down from $2,041 million in 2001 and in line with expectations at this stage of the economic cycle. Formations in 2002 included $312 million of loans to operating companies of the Adelphia Group that were designated as impaired in our third quarter. In the fourth quarter, new impaired loan formations were $462 million, down from $522 million in the third quarter. Of the $462 million, approximately $186 million reflects the decision to classify as impaired a number of loans to U.K. and U.S. entities in the power and power generation sector.

BMO sold $397 million of troubled loans for sales proceeds of $265 million during the year. There were no material loan sales during the fourth quarter. Write-offs totalled $884 million in 2002, up from $698 million in 2001. Write-offs during the quarter totalled $96 million.

The net loans exposure to cable and telecom companies was approximately $2.0 billion or 1.4 per cent of total net loans and acceptances at the end of the year. We have recorded specific allowances for credit losses of $116 million on the $545 million of communications industry loans classified as impaired. The net loans exposure to power and power generation companies was approximately $1.1 billion or 0.8 per cent of total net loans and acceptances at the end of the year. We have recorded specific allowances for credit losses of $86 million on the $211 million of power and power generation industry loans classified as impaired. Exposures to the more economically troubled regions of the world remain limited. Outstanding loan exposures to borrowers in Argentina totalled $33 million at the end of 2002, down from $159 million a year ago.

BMO’s market risk and liquidity and funding management practices and key measures were outlined on pages 20 to 22 of the 2001 Annual Report. Disclosures related to these risks will be reflected in our annual MD&A for 2002 that will be available on our web site on or about December 19, 2002.

Critical Accounting Policies

In December 2001, the United States Securities and Exchange Commission issued a financial release encouraging companies to include explanations of their critical accounting policies in their MD&A to increase investor awareness of the sensitivity of financial results to the methods, assumptions and estimates that underlie the preparation of financial statements.

The notes to the Bank of Montreal October 31, 2001 consolidated financial statements contain a summary of significant accounting policies. In addition, Note 2 to the attached unaudited October 31, 2002 interim consolidated financial statements provides details of changes to significant accounting policies since October 31,

2001. The second quarter MD&A contained a discussion of two critical accounting policies, allowance for credit losses and financial instruments measured at fair value, which are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain. Readers are encouraged to refer to the second quarter’s MD&A to review that discussion. Further discussion will be included in the 2002 annual MD&A.

Capital Management

BMO Financial Group met its target of maintaining a Tier 1 capital ratio of at least eight per cent. At October 31, 2002, the Tier 1 capital ratio was 8.80 per cent, up from 8.15 per cent in the prior year, driven by increased retained earnings and the issuance of preferred shares in the first quarter, partially offset by increased goodwill and intangible assets related to acquisitions. Lower risk-weighted assets also contributed to the increase. The Tier 1 capital ratio rose 8 basis points from the third quarter. The total capital ratio was 12.23 per cent at October 31, 2002, compared with 12.12 per cent last year and 12.25 per cent at the end of the third quarter.

On December 10, 2001, Bank of Montreal issued 12 million 5.95 per cent Class B Preferred Shares for proceeds of US$300 million.

BMO redeemed its $250 million of 6.05 per cent Series 24 Debentures in the second quarter and its $450 million of 5.55 per cent Medium Term Notes, Series A on August 27, 2002. Both redemptions were prompted by the high yield of the securities relative to current market rates.

Credit Rating

Bank of Montreal’s credit rating, as measured by a composite of Moody’s and Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA-, but with S&P and Moody’s maintaining a negative outlook.

Effects of Non-Recurring Items ($ millions, except per share data and as noted)

Reported	Fiscal 2002	Fiscal 2001	Q4-2002	Q4-2001	Q3-2002

Revenues (teb)	8,859	8,863	2,289	1,951	2,143
Provision for credit losses	820	980	160	546	160
Non-interest expenses	6,030	5,671	1,604	1,449	1,488
Income taxes (teb)	530	643	110	(77)	135
Net income	1,417	1,471	398	4	346
Amortization of goodwill and intangibles	75	101	22	27	22
Cash net income	1,492	1,572	420	31	368
Return on equity	13.4%	13.8%	14.6%	(0.4%)	12.9%
Cash return on equity	14.2%	14.8%	15.4%	0.7%	13.8%
Earnings per share — diluted ($)	2.68	2.66	0.75	—	0.65
Cash earnings per share — diluted ($)	2.83	2.86	0.79	0.06	0.70
Non-interest expense-to-revenue ratio	68.1%	64.0%	70.1%	74.2%	69.4%

Non-recurring items	Operating group	Fiscal 2002	Fiscal 2001	Q4-2002	Q4-2001	Q3-2002

Gains on sales of branches	P&C	—	12	—	—	—
Gain on sale of Bancomer	Corp. Support	—	321	—	—	—
Write-down of equity investments in CBOs	IBG	—	(178)	—	(178)	—

Increased/(Decreased) revenues		—	155	—	(178)	—
Increased general provision for credit losses	Corp. Support	—	100	—	—	—
Increased/(Decreased) expenses
CSFBdirect acquisition-related costs	PCG	62	—	39	—	23

Increased/(Decreased) pre-tax income		(62)	55	(39)	(178)	(23)

Increased/(Decreased) income taxes
Income taxes on non-recurring items		(23)	(63)	(14)	(73)	(9)
Adjustment of future tax asset due to proposed reduction in rates		—	25	—	—	—

Increased / (Decreased) net income		(39)	93	(25)	(105)	(14)

Excluding non-recurring items	Fiscal 2002	Fiscal 2001	Q4-2002	Q4-2001	Q3-2002

Revenues (teb)	8,859	8,708	2,289	2,129	2,143
Provision for credit losses	820	880	160	546	160
Non-interest expenses	5,968	5,671	1,565	1,449	1,465
Income taxes (teb)	553	681	124	(4)	144
Net income	1,456	1,378	423	109	360
Amortization of goodwill and intangibles	75	101	22	27	22
Cash net income	1,531	1,479	445	136	382
Return on equity	13.8%	12.9%	15.5%	3.8%	13.5%
Cash return on equity	14.6%	13.9%	16.4%	4.8%	14.4%
Earnings per share — diluted ($)	2.76	2.48	0.80	0.19	0.68
Cash earnings per share — diluted ($)	2.91	2.68	0.85	0.25	0.72
Non-interest expense-to-revenue ratio	67.4%	65.1%	68.3%	68.1%	68.4%

Non-GAAP Measures

BMO’s results of operations periodically include non-recurring items. Such items are generally infrequent, material and quantifiable, and are not expected to recur in the near future. They are not considered to be appropriate inclusions in assessing BMO’s ongoing operations. As a result, trend analysis is considered most relevant when non-recurring items are excluded from results. In 2001, gains on sales of branches and Bancomer, the increase in the general provision for credit losses and the reduction in the value of future tax assets were classed as non-recurring because they were considered irregular and material occurrences and in some cases dependent on actions taken by management that had the potential to affect results significantly. The write-down of the investment in CBOs was designated as non-recurring because of its unusual nature and significance to the affected quarter. In 2002, CSFBdirect and Northwestern Trust and Investors Advisory Company acquisition-related costs have been categorized as non-recurring because they are material to Private Client Group’s results and will distort trend analysis.

Management and certain of BMO’s stakeholders believe performance analysis is enhanced by focusing on cash results and results excluding non-recurring items. The effects of the adjustments are outlined above. However, securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

REVIEW OF OPERATING GROUPS PERFORMANCE

An analysis of financial results of each operating group is provided, together with some of their business achievements for the fourth quarter of 2002. A separate analysis of Harris Bank, whose financial results are incorporated within each of the operating groups, is also provided.

The 2002 objectives and business and economic outlook of each of the operating groups and Harris Bank were outlined in BMO’s 2001 Annual Report (pages 26, 30, 33, 37 and 38). A summary of achievements relative to those objectives and our operating groups’ objectives for 2003 are outlined in BMO’s 2002 MD&A, which will be available on our web site at www.bmo.com on December 19, 2002.

Periodically, certain business lines and units within the business lines are transferred between operating groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are restated to give effect to the transfers. In the second quarter, the Cash Management Services business was transferred from Technology and Solutions (formerly known as Emfisys) to the Investment Banking Group. Note 9 to the attached interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses, which is discussed more fully in the Corporate Support and Investment Banking Group sections.

Operating Groups Summary Income Statements and Statistics for Fiscal 2002 and Q4

	Fiscal 2002, except as noted					Q4, except as noted

				Corp.					Corp.
($ millions, except as noted)	P&C	PCG	IBG	incl. T&S	Total Bank	P&C	PCG	IBG	incl. T&S	Total Bank

Reported
Net interest income (teb)	3,309	565	1,466	(405)	4,935	869	152	308	(99)	1,230
Non-interest revenue	1,299	1,132	1,068	425	3,924	336	280	328	115	1,059

Total revenues (teb)	4,608	1,697	2,534	20	8,859	1,205	432	636	16	2,289
Provision for credit losses	281	1	227	311	820	70	—	57	33	160
Non-interest expense	2,763	1,534	1,421	312	6,030	719	411	365	109	1,604

Income before income taxes and non-controlling interest in subsidiaries	1,564	162	886	(603)	2,009	416	21	214	(126)	525
Income taxes (teb)	594	66	294	(424)	530	158	8	69	(125)	110
Non-controlling interest in subsidiaries	2	—	—	60	62	2	—	—	15	17

Net income Fiscal 2002	968	96	592	(239)	1,417	256	13	145	(16)	398

Net income Fiscal 2001	794	121	477	79	1,471	194	11	(98)	(103)	4

Net income Q3-2002						256	12	109	(31)	346

Excluding non-recurring items
Net income Fiscal 2002	968	135	592	(239)	1,456	256	38	145	(16)	423

Net income Fiscal 2001	785	121	582	(110)	1,378	194	11	7	(103)	109

Net income Q3-2002						256	26	109	(31)	360

Other statistics — reported
Net economic profit	566	(7)	(3)	nm	368	154	(14)	(4)	nm	127
Cash return on equity	25.5%	10.0%	10.4%	nm	14.2%	26.6%	6.7%	10.2%	nm	15.4%
Average common equity	3,785	1,322	5,112	nm	9,973	3,796	1,461	5,108	nm	10,277
Average assets ($ billions)	105.8	5.5	140.8	nm	248.0	109.2	5.9	142.6	nm	253.9
Full-time equivalent staff	18,043	5,420	2,140	8,309	33,912

nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP

		Increase/			Increase/		Increase/
		(Decrease)			(Decrease)		(Decrease)
($ millions, except as noted)	Fiscal 2002	vs. Fiscal 2001		Q4-2002	vs. Q4-2001		vs. Q3-2002

Reported
Net interest income (teb)	3,309	255	8%	869	87	11%	37	5%
Non-interest revenue	1,299	43	3%	336	25	8%	(4)	(1%)

Total revenues (teb)	4,608	298	7%	1,205	112	10%	33	3%
Provision for credit losses	281	14	5%	70	(10)	(13%)	—	—
Non-interest expense	2,763	70	3%	719	37	5%	31	5%

Income before taxes and goodwill amortization	1,564	214	16%	416	85	26%	2	—
Income taxes (teb)	594	61	12%	158	28	22%	—	—
Non-controlling interest in subsidiaries	2	2	100%	2	1	93%	2	100%
Amortization of goodwill, net of income taxes	—	(23)	(100%)	—	(6)	(100%)	—	—

Net income	968	174	22%	256	62	32%	—	—

Cash return on equity	25.5%		(0.3%)	26.6%		3.1%		(0.1%)
Average net interest margin	3.13%		(0.05%)	3.16%		0.04%		0.08%
Non-interest expense-to-revenue ratio	60.0%		(2.5%)	59.7%		(2.8%)		1.0%
Average assets	105,806	9,661	10%	109,174	9,742	10%	1,992	2%

Excluding non-recurring items
Revenues (teb)	4,608	310	7%	1,205	112	10%	33	3%
Non-interest expense	2,763	70	3%	719	37	5%	31	5%
Net income	968	183	23%	256	62	32%	—	—

Cash return on equity	25.5%		—	26.6%		3.1%		(0.1%)
Non-interest expense-to-revenue ratio	60.0%		(2.7%)	59.7%		(2.8%)		1.0%

Results Overview

Results in fiscal 2001 included revenues of $12 million and net income of $9 million related to non-recurring gains on sales of branches. The commentary that follows excludes those non-recurring items.

Net income for the year of $968 million was 23 per cent higher than in fiscal 2001. The increase was driven by revenue growth in Canada and the United States, particularly in U.S. personal and business banking, cost containment in Canada and the discontinuance of goodwill amortization. These increases were partially offset by higher provisions for credit losses. The acquisition of First National Bank of Joliet (Joliet) in the latter part of the third quarter of 2001 contributed to both revenue and expense growth and to increased profitability. Net income of $256 million for the fourth quarter of 2002 was 32 per cent higher than in the fourth quarter of last year, driven by strong revenue growth. Net income was unchanged from the third quarter.

Revenues for fiscal 2002 were $4,608 million or seven per cent higher than in the prior year, driven by higher net interest earnings due to significant volume growth in the United States and Canada. Revenues rose $136 million or four per cent in Canada and $174 million or 26 per cent in U.S. retail and business banking. Net interest margins were substantially unchanged in the U.S. but were lower in Canada due to the low interest rate environment and the highly competitive lending landscape.

Fourth quarter revenues increased 10 per cent year-over-year, driven by strong volume growth in both Canada and the U.S. Margins improved somewhat in Canada, in similar low interest rate environments. Non-interest revenue increased as improved core earnings more than offset lower securitization income and gains on sales of securities.

Revenues increased three per cent from the third quarter, as continued volume growth and improved margins in Canada strengthened net interest earnings. Non-interest revenue declined, as gains on securitizations and net gains on sales of securities were lower in the current quarter. In the U.S., revenues rose due to loan and deposit growth.

Non-interest expenses of $2,763 million in fiscal 2002 increased three per cent from fiscal 2001. In Canada, expenses were stable due to effective cost control measures, as the expense-to-revenue ratio improved from 62.0 per cent to 59.7 per cent. Expenses rose in the United States due to system conversion and integration costs for Joliet, business volume growth in retail banking, expansion initiatives and currency translation. However, the U.S. expense-to-revenue ratio improved by five percentage points to 60.9 per cent. Group expenses for the quarter increased relative to the fourth quarter of last year and relative to the most recent quarter due to higher performance-based compensation costs and spending on key initiatives. The Group’s expense-to-revenue ratio improved from 62.5 per cent in the fourth quarter of last year to 59.7 per cent in the most recent quarter as expense growth was lower than revenue growth.

Fourth Quarter 2002 Business Developments and Achievements

Notable business developments and achievements in the fourth quarter in support of the Group’s 2002 objectives are listed below.

•	Pathway Connect, a fully integrated, state-of-the-art Windows 2000 platform, has been successfully launched. The new platform is an efficient tool for employees to manage both personal and business customer information. The rollout is on track, with installations occurring at a rate of approximately 100 branches per month. Completion of branch and call centre rollout is targeted for the end of January 2003. Customer knowledge and decision support software that complements this new platform has also been implemented.

•	In September, BMO Bank of Montreal introduced Mosaik MasterCard, a unique repositioning and branding strategy. With this new credit card, customers need no longer choose “pre-bundled” cards with unwanted features, rewards, and services such as those offered by other credit card issuers. Mosaik MasterCard allows customers to build and rebuild their own customized cards by choosing and paying for only the rewards, features, and rates they desire. By offering customers an innovative product with enhanced choice and flexibility, the Bank expects to build a sustainable advantage over its competitors by creating and leveraging real, non-price value.

•	BMO Bank of Montreal launched its innovative Email Money Transfer service to its customers in July 2002. In October, BMO Bank of Montreal and four other banks each purchased a 20 per cent ownership interest in CertaPay Inc. CertaPay is now a 100 per cent bank owned company that enables financial institutions to deliver a fast, secure person-to-person email payment solution to customers.

•	In Canada, most recent market share for the retail banking segment increased 35 basis points to 13.7 per cent from the year before. Market share for retail operating deposits rose 4 basis points to 15.4 per cent and we maintained our share of residential mortgages owned and managed at 14.7 per cent in a highly competitive marketplace. BMO continued to rank second in small business lending market share for business loans $5 million and below as our market share increased 61 basis points year-over-year to 19.5 per cent, based on most recently available data.

•	The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased $7 billion or eight per cent from the fourth quarter of 2001 and $1 billion from the third quarter of 2002. Retail and commercial deposits grew $5 billion or 17 per cent from a year ago and $500 million from the third quarter.

•	Initiatives launched as part of the ‘Help Provided’ marketing program lowered the cost of credit card and personal lending to help our retail customers manage their financial affairs during the economic downturn. ‘Help Provided’ has been a factor in volume growth. In 2002, volumes in Canada were up 10 per cent for residential mortgages and eight per cent for consumer loans, after adding back the effects of securitizations.

•	In Chicagoland, retail and small business loans increased US$1.7 billion or 23 per cent from the fourth quarter of 2001. This strong loan growth, coupled with eight per cent organic deposit growth, effective cost control and the Joliet acquisition, resulted in accelerating revenue and earnings momentum.

PRIVATE CLIENT GROUP

		Increase/			Increase/		Increase/
		(Decrease)			(Decrease)		(Decrease)
($ millions, except as noted)	Fiscal 2002	vs. Fiscal 2001		Q4-2002	vs. Q4-2001		vs. Q3-2002

Reported
Revenues (teb)	1,697	191	13%	432	70	19%	(8)	(2%)
Provision for credit losses	1	(1)	(54%)	—	(1)	(+100%)	—	—
Non-interest expense	1,534	259	20%	411	75	22%	(1)	—

Income before taxes and goodwill amortization	162	(67)	(29%)	21	(4)	(12%)	(7)	(21%)
Income taxes (teb)	66	(32)	(33%)	8	(3)	(26%)	(8)	(49%)
Amortization of goodwill, net of income taxes	—	(10)	(100%)	—	(3)	(100%)	—	—

Net income	96	(25)	(21%)	13	2	23%	1	15%

Cash return on equity	10.0%		(7.7%)	6.7%		(1.8%)		0.2%
Average net interest margin	10.26%		0.14%	10.23%		(0.47%)		0.02%
Non-interest expense-to-revenue ratio	90.4%		5.7%	95.1%		2.1%		1.3%
Average assets	5,509	169	3%	5,908	963	19%	255	5%

Excluding non-recurring items
Revenues (teb)	1,697	191	13%	432	70	19%	(8)	(2%)
Non-interest expense	1,472	197	15%	372	36	10%	(17)	(5%)
Net income	135	14	12%	38	27	+100%	12	50%

Cash return on equity	12.9%		(4.8%)	13.6%		5.1%		3.3%
Non-interest expense-to-revenue ratio	86.7%		2.0%	85.9%		(7.1%)		(2.7%)

Results Overview

Private Client Group completed its acquisition of the online accounts of the Morgan Stanley Individual Investor Group in the fourth quarter of 2002. The Group also acquired CSFBdirect (now part of Harrisdirect) and Northwestern Trust and Investors Advisory Company in the second quarter of 2002 and Guardian Group of Funds in the latter part of the third quarter of 2001. Revenue and expense growth comparisons are affected by these acquisitions. Acquisition-related costs of $39 million ($25 million after-tax) incurred in the most recent quarter and $23 million ($14 million after-tax) incurred in the third quarter have been categorized as non-recurring for reporting purposes. The accompanying table reflects results and variances on both a GAAP basis and on a basis excluding non-recurring items. Period-over-period variances on these two bases are quite different. The commentary that follows excludes the non-recurring acquisition-related costs.

Net income for 2002 of $135 million improved 12 per cent over the prior year. Improved earnings were attributable to focused cost management, increased revenue from our expanded sales force and the discontinuance of goodwill amortization due to a change in generally accepted accounting principles. Excluding acquired businesses, net income improved $21 million despite significantly lower client-trading volumes and weaker equity markets in 2002. Reflective of the acquisitions in 2002, equity at the end of the fourth quarter approximated $1.5 billion, an increase of $629 million from a year ago. The acquisitions added intangible assets, which increased non-cash amortization costs. Cash-based net income for the year was $178 million, up $29 million from 2001.

Net income for the fourth quarter was $38 million, an increase of $27 million from the fourth quarter of last year. Excluding acquired businesses, significant cost reductions were achieved and revenues were marginally higher than a year ago. Relative to the third quarter, net income improved $12 million due to expense management and lower performance-based costs.

Revenues increased $191 million or 13 per cent from fiscal 2001, driven by acquired businesses and the benefits of strategic initiatives, partially offset by the effects of weaker equity markets, including lower client-trading volumes. Excluding acquired businesses, revenues declined $8 million from 2001. Fourth quarter revenues of $432 million were up $70 million or 19 per cent year-over-year. Excluding acquired businesses, fourth quarter revenues were up $5 million. This increase was attributable to the inclusion of write-downs on investments last year, and due to the challenging markets and decline in client trading this year. Fourth quarter revenues were down $8 million from the third quarter due to weak equity markets and lower client-trading revenues.

Both annual and quarterly non-interest expense comparatives were affected by the business acquisitions in support of the Group’s long-term growth strategies. Excluding acquisitions, non-interest expenses for 2002 declined $10 million from fiscal 2001 due to cost management initiatives. On a similarly adjusted basis, expenses in the fourth quarter were down $32 million from a year ago and $24 million relative to the third quarter. PCG’s effective management of expenses reflects the commitment to refine our businesses to achieve profitability in all market conditions, while continuing to invest in the expansion of the Group’s North American distribution network and its U.S. wealth management businesses.

Fourth Quarter 2002 Business Developments and Achievements

Notable business developments and achievements in the fourth quarter in support of the Group’s 2002 objectives are listed below.

•	On September 27, 2002, BMO announced the acquisition of certain assets of myCFO, a California-based provider of customized investment and advisory services to wealthy families. myCFO brings an attractive high net worth client base, a team of highly experienced professional wealth advisors, a well-recognized brand and family office and investment advisory capabilities that are complementary to the Harris Private Bank. This $47 million acquisition closed on November 1, 2002.

•	The Group’s $270 billion of assets under management and administration and term investments increased $33 billion or 14 per cent year-over-year.

•	BMO InvestorLine ranked first in The Globe and Mail’s fourth annual ranking of Online Brokers, as well as the Gomez Canada Survey of Online Brokers. Both cited BMO InvestorLine’s planning tools and web site as elements that set the firm apart from the competition.

•	Guardian Group of Funds (GGOF) had positive net sales for the fourth quarter and fiscal 2002, while the industry experienced significant net redemptions.

•	GGOF launched a new Fund, GGOF Monthly High Income Fund II to replace its popular GGOF Monthly High Income Fund. The Monthly High Income Fund is currently Canada’s largest open-ended high-income fund, valued at $1.2 billion, more than twice the size of its largest competitor. GGOF has capped the Fund before the assets under management become too large to permit full investment flexibility.

INVESTMENT BANKING GROUP

		Increase/			Increase/		Increase/
		(Decrease)			(Decrease)		(Decrease)
($ millions, except as noted)	Fiscal-2002	vs. Fiscal 2001		Q4-2002	vs. Q4-2001		vs. Q3-2002

Reported
Revenues (teb)	2,534	(263)	(9%)	636	99	18%	100	19%
Provision for credit losses	227	(318)	(58%)	57	(325)	(85%)	1	1%
Non-interest expense	1,421	(91)	(6%)	365	25	7%	31	9%

Income before taxes and goodwill amortization	886	146	20%	214	399	+100%	68	48%
Income taxes (teb)	294	38	15%	69	158	+100%	32	88%
Amortization of goodwill, net of income taxes	—	(7)	(100%)	—	(2)	(100%)	—	—

Net income	592	115	24%	145	243	+100%	36	34%

Cash return on equity	10.4%		1.0%	10.2%		19.8%		2.9%
Average net interest margin	1.04%		0.01%	0.86%		(0.21%)		(0.09%)
Non-interest expense-to-revenue ratio	56.1%		2.0%	57.3%		(6.1%)		(5.0%)
Average assets	140,760	(4,332)	(3%)	142,614	(1,486)	(1%)	3,585	3%

Excluding non-recurring items
Revenues (teb)	2,534	(441)	(15%)	636	(79)	(11%)	100	19%
Non-interest expense	1,421	(91)	(6%)	365	25	7%	31	9%
Net income	592	10	2%	145	138	+100%	36	34%

Cash return on equity	10.4%		(1.3%)	10.2%		10.8%		2.9%
Non-interest expense-to-revenue ratio	56.1%		5.2%	57.3%		9.6%		(5.0%)

Results Overview

Net income for the year of $592 million improved by 24 per cent from fiscal 2001. Excluding the 2001 fourth quarter write-down of $178 million ($105 million after-tax) in the Group’s equity investment in its CBOs, which was categorized as a non-recurring item for reporting purposes, net income for fiscal 2002 improved by $10 million. Difficult capital markets and credit conditions created a much more challenging environment in 2002. Results for 2002 reflect a significantly lower provision for credit losses. However, provisions charged to Investment Banking Group in 2002 are not comparable to provisions charged in 2001 because of differences in allocation methodology, as discussed below.

Net income for the current quarter was $145 million, an improvement of $243 million from the fourth quarter of a year ago. The fourth quarter of last year was significantly affected by the weakening of the economy, prompting an additional provision for credit losses, relative to the first three quarters of the year, and investment write-downs that together lowered earnings by $306 million. Relative to the third quarter, net income rose 34 per cent as that quarter was affected by the write-down of the Group’s remaining equity investment in CBOs and by other investment write-downs.

Revenue for fiscal 2002 of $2,534 million declined nine per cent from a year ago, reflective of weaker trading-related revenue and lower lending volumes in the weak credit environment. Strong restructuring activity and income trust origination in Investment and Corporate Banking were among the bright spots in an otherwise dormant new issues market in 2002. Investment securities losses declined, while net interest margins were unchanged from the prior year.

Revenue for the fourth quarter of 2002 of $636 million was $99 million or 18 per cent higher than a year ago. Investment securities gains of $12 million represented improvement of $215 million from last year. A weak credit and market environment continues to exert downward pressure on lending volumes and client-trading activity. Lower than prior year net interest margins in our interest-rate-sensitive businesses are reflective of the moderation in the easing of monetary policy.

Relative to the third quarter, revenue increased $100 million or 19 per cent. Investment securities gains of $12 million improved by $133 million, as the third quarter had been affected by write-downs on CBOs and other investments. Improved merger and acquisition activity more than offset a decline in equity origination activity.

Provisions for credit losses totalled $227 million for the year and $57 million for the quarter. In 2001, provisions totalled $545 million, including a $382 million charge in the fourth quarter. In 2002, the provision for credit losses charged to Investment Banking Group was based on the Group’s share of expected credit losses over an economic cycle. Corporate Support is charged with differences between the periodic provisions charged to the client groups and required periodic provisions charged to the consolidated organization under GAAP. In 2001, the provision for credit losses charged to Investment Banking Group was based on the expected loss methodology for most operations, but included actual required provisions under GAAP for some operations, including Harris Bank. Accordingly, provisions charged to Investment Banking Group should be considered in conjunction with provisions charged to Corporate Support for comparative purposes.

Non-interest expenses totalled $1,421 million in fiscal 2002, a reduction of $91 million from a year ago, largely due to a reduction in performance-based compensation and due to a disciplined approach to cost management. Fourth quarter non-interest expenses were $365 million, up $25 million from the fourth quarter of a year ago due to higher performance-based compensation, severance, employee benefits and computer costs. Expenses increased $31 million from the third quarter, primarily due to increased performance-based compensation and severance costs.

Fourth Quarter 2002 Business Developments and Achievements

Notable business developments and achievements in the fourth quarter in support of the Group’s 2002 objectives are listed below.

•	During the quarter, BMO Nesbitt Burns participated in 54 Canadian corporate debt and equity transactions raising $12.8 billion. The firm was ranked first during the quarter by volume in Canadian mergers and acquisitions, advising on six transactions valued at US$515 million. BMO Nesbitt Burns also ranked first by both total dollars and total volume in Canadian equity block trading for the year.

•	Despite a difficult economic environment in the U.S., Harris Nesbitt continued to be successful in winning new mandates and adding new lead relationships to its portfolio. During the quarter, Harris Nesbitt, through its banking arm, won the role of administrative agent in a US$130 million, five-year syndicated credit deal for United States Sugar Corporation. The relationship has been deepened through the provision of cash management services to the company.

•	BMO Nesbitt Burns’ U.S. Energy Group closed 16 corporate finance transactions during the quarter. Notable transactions included acting as a financial advisor to Howell Corp. on its US$265 million sale to Anadarko Corp. and serving as financial advisor to LeNorman Energy in its US$68 million sale to Patina Oil & Gas.

•	Activity in the U.S. media and communications business continued to build during the quarter. Notable deals for BMO Nesbitt Burns included a securitization, financing and swap transaction for Dreamworks.

•	BMO Nesbitt Burns’ U.S. Securitization group was involved in nine transactions during the quarter totalling approximately US$450 million in new issuance. The Canadian group completed securitization transactions resulting in the issuance of $2 billion of asset-backed commercial paper in the fourth quarter.

CORPORATE SUPPORT

Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign source revenues, the debenture and former equity investment in Bancomer and activities related to the management of certain balance sheet positions and BMO’s overall asset/liability structure.

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase/			Increase/		Increase/
		(Decrease)			(Decrease)		(Decrease)
($ millions, except as noted)	Fiscal 2002	vs. Fiscal 2001		Q4-2002	vs. Q4-2001		vs. Q3-2002

Reported
Revenues (teb)	20	(230)	(92%)	16	57	+100%	21	+100%
Provision for credit losses	311	145	88%	33	(50)	(60%)	(1)	—
Non-interest expense	312	121	64%	109	18	21%	55	+100%

Income before taxes, non-controlling interest in subsidiaries and goodwill amortization	(603)	(496)	(+100%)	(126)	89	41%	(33)	(36%)
Income taxes (teb)	(424)	(180)	(74%)	(125)	4	2%	(49)	(62%)
Non-controlling interest in subsidiaries	60	18	44%	15	2	15%	1	(1%)
Amortization of goodwill, net of income taxes	—	(16)	(100%)	—	(4)	(100%)	—	—

Net income	(239)	(318)	(+100%)	(16)	87	83%	15	44%

Excluding non-recurring items
Revenues (teb)	20	91	+100%	16	57	+100%	21	+100%
Provision for credit losses	311	245	+100%	33	(50)	(60%)	(1)	—
Non-interest expense	312	121	64%	109	18	21%	55	+100%
Income taxes (teb)	(424)	(148)	(54%)	(125)	4	2%	(49)	(62%)
Net income	(239)	(129)	(+100%)	(16)	87	83%	15	44%

Comparatives have been restated to reflect the second quarter transfer of Cash Management Services business from Technology and Solutions to Investment Banking.

Results Overview

Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions, and thus, within the results of Corporate Support. Overall, results are largely reflective of Corporate Support activities.

Earnings for 2002 were $318 million lower than a year ago. Results of a year ago included a $321 million gain on sale of the investment in Bancomer, a $100 million general provision for credit losses and an adjustment of future tax assets that were classified as non-recurring items for reporting purposes. Excluding non-recurring items, net income declined $129 million from 2001. Results for 2002 reflect a significantly higher provision for credit losses. However, provisions charged to Corporate Support in 2002 are not comparable to provisions charged in 2001 because of differences in allocation methodology, as discussed below. Revenue growth benefited from recognition of BMO’s corporate loan securitization and other corporate revenues. Expense growth was reflective of higher pension and corporate costs, including severance.

Provisions for credit losses totalled $311 million for the year and $33 million for the quarter. In 2001, excluding non-recurring items, provisions totalled $66 million for the year and $83 million in the fourth quarter. In 2002, the provision for credit losses charged to Investment Banking Group was based on the Group’s share of expected credit losses over an economic cycle. Corporate Support is charged with differences between the periodic provisions charged to the client groups and required periodic provisions charged to the consolidated organization under GAAP. In 2001, the provision for credit losses charged to Investment Banking Group was based on the expected loss methodology for most operations, but included actual required provisions under GAAP for some operations, including Harris Bank. Accordingly, provisions charged to Investment Banking Group should be considered in conjunction with provisions charged to Corporate Support for comparative purposes.

Results for the fourth quarter improved $87 million from the comparable quarter in 2001. Improved corporate revenues, provisions for credit losses and tax benefits were primarily responsible for the better performance. Net income for the quarter rose $15 million from the third quarter.

TECHNOLOGY AND SOLUTIONS

Technology and Solutions (T&S) (formerly Emfisys) provides information technology planning, strategy and development services, together with transaction processing, sourcing and real estate services for BMO Financial Group. In addition, T&S is responsible for the creation, development, and support of BMO’s e-business services.

Fourth Quarter 2002 Technologies and Solutions’ Business Developments and Achievements

Notable business developments and achievements in the fourth quarter in support of the Group’s 2002 objectives are listed below.

•	The national rollout of Pathway Connect, Personal and Commercial Client Group’s state-of-the-art technology platform, is on schedule with 85 per cent of BMO sites completed. As of October 31st, 984 sites (835 branches and 149 other sites) were completed, with completion scheduled for early 2003.

•	The national rollout of dealerAccess, a multi-lender Internet portal for auto dealers, continued with a full rollout in Quebec. Over 900 auto dealers currently use the system to provide clients with online automotive financing.

•	BMO Bank of Montreal launched the new Mosaik MasterCard offering customers the ability to combine all the rewards, features and options they desire on one card. Technology and Solutions implemented the new Mosaik solution, including a new Internet site, desktop applications, Mosaik statements, as well as a new cash-back feature.

•	BMO InvestorLine retained the top spot for the second consecutive quarter in Gómez Canada’s direct investing report. According to Gómez, BMO offered the best customer service and received top marks for web site organization and resources.

•	BMO sold its 25 per cent interest in the land under its Toronto headquarters located at King and Bay Streets to Manulife Financial for approximately $120 million. BMO expects to net an after-tax gain of approximately $87 million from the sale of the land. The gain will be deferred and recognized as a reduction of rental expense over the terms of BMO’s leases in the building, which expire between 2013 and 2023.

•	BMO.com and all BMO Internet sites were enhanced to make it easier for our clients to access online accounts, tools, and resources, as well as products and services, that meet their individual needs.

HARRIS BANK

		Increase/			Increase/		Increase/
		(Decrease)			(Decrease)		(Decrease)
(U.S. GAAP/US$ millions, except as noted)	Fiscal 2002	vs. Fiscal 2001		Q4-2002	vs. Q4-2001		vs. Q3-2002

Reported
Net interest income (teb)	836	76	10%	207	3	1%	1	—
Non-interest revenue	505	1	—	135	15	12%	—	—

Total revenue (teb)	1,341	77	6%	342	18	5%	1	—
Provision for credit losses	99	(109)	(53%)	14	(139)	(91%)	(13)	(48%)
Non-interest expense	817	70	9%	212	9	4%	16	8%

Income before taxes and goodwill amortization	425	116	38%	116	148	100+ %	(2)	(2%)
Income taxes (teb)	146	41	39%	40	53	100+ %	(2)	(5%)

Net income before goodwill	279	75	37%	76	95	100+ %	—	—
Amortization of goodwill, net of income taxes	1	(2)	(67%)	—	(1)	(100%)	—	—

Net income	278	77	38%	76	96	100+ %	—	—

Net economic profit	101	73	+100%	32	97	+100%	—	—
Cash return on equity (U.S. basis)	17.5%		4.6%	19.5%		24.4%		0.3%
Average net interest margin (U.S. basis)	3.38%		0.40%	3.36%		0.21%		(0.05%)
Cash non-interest expense-to-revenue ratio	58.7%		1.5%	59.8%		(0.8%)		4.6%
Average common equity	1,944	146	8%	1,878	(77)	(4%)	(71)	(4%)
Average assets	27,802	(875)	(3%)	27,428	(1,478)	(5%)	312	1%
Total risk-weighted assets	22,909	177	1%	22,909	177	1%	456	2%
Full-time equivalent staff	5,826			5,826	(285)	(5%)	(114)	(2%)

BMO’s U.S. business includes not only the businesses of Harris Bank, but also businesses that are conducted through other legal entities. The results of Harris Bank legal entity are included within the results of each of BMO’s operating groups and are outlined above. The CSFBdirect business acquired in the second quarter is not conducted through or included in the results of Harris Bank.

Results Overview

On a U.S. dollar/U.S. GAAP basis, Harris Bank’s net income was $278 million for fiscal 2002, an increase of $77 million from fiscal 2001. In the fourth quarter of last year, continued economic uncertainty prompted Harris to increase its provision for credit losses by $125 million ($80 million after-tax). Earlier in 2001, Harris recognized a $60 million ($36 million after-tax) gain on the sale of the Harris Bank merchant card business to a unit of BMO Financial Group in connection with the establishment of the Moneris Solutions joint venture. The gain was not included in BMO’s consolidated results because it was between related companies. Excluding that gain and the aforementioned increase in the provision for credit losses, net income increased $33 million or 14 per cent. The increase was driven by continued strong retail and small business growth, higher gains on sales of investment securities and the Joliet acquisition, partially offset by a higher provision for credit losses.

Net income for the fourth quarter of $76 million increased $96 million from the fourth quarter a year ago, and by $16 million or 25 per cent excluding the impact of last year’s increase to the provision for credit losses. The improvement was driven by higher revenues and a lower provision for credit losses. Net income was unchanged from the third quarter, as higher costs were largely offset by a lower provision for credit losses.

Revenues for the year increased $77 million from 2001. Excluding the prior year’s gain on sale of the merchant card business, revenues rose $137 million or 11 per cent, with the acquisition of Joliet in the third quarter of 2001 accounting for three percentage points of the improvement. The increase was driven by continued growth in consumer, mortgage and small business loans, higher net interest margins and higher gains on sales of investment securities. Net interest margins improved by 40 basis points to 3.38 per cent due to the declining interest rate environment in 2001 and a higher mix of retail loans and deposits in 2002.

Fourth quarter revenues of $342 million rose $18 million or five per cent from a year ago, driven by improved net interest margins, higher gains on sales of investment securities and increased service fees. Consumer, mortgage and small business loans grew strongly but overall loan growth was more moderate. Revenues were unchanged from the third quarter as net interest margins declined modestly.

Non-interest expenses of $817 million were nine per cent higher than in fiscal 2001. Excluding the impact of the Joliet acquisition, expense growth was held to five per cent, reflective of cost containment efforts. Fourth quarter non-interest expenses were $212 million, an increase of four per cent from the fourth quarter a year-ago and eight per cent from the third quarter. This latter increase was primarily attributable to higher variable compensation costs in the Investment Banking Group and in Chicagoland Banking and severance costs in Private Client Group.

As discussed previously in this release, because of its decision to de-register its securities, Harris Bank will cease reporting results publicly following the announcement of its fiscal year results in January.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

(Canadian $ in millions except as noted)	For the three months ended						For the twelve months ended

	October 31,	July 31,	April 30,	January 31,	October 31,	Change from	October 31,	October 31,	Change from
	2002	2002	2002	2002	2001	October 31, 2001	2002	2001	October 31, 2001

Income Statement Highlights
Total revenue (teb) (a)	$2,289	$2,143	$2,222	$2,205	$1,951	17.3%	$8,859	$8,863	(0.0)%
Provision for credit losses	160	160	320	180	546	(70.7)	820	980	(16.3)
Non-interest expense	1,604	1,488	1,476	1,462	1,449	10.7	6,030	5,671	6.3
Net income	398	346	301	372	4	+100	1,417	1,471	(3.7)

Common Share Data ($) (b)
Diluted earnings per share	$0.75	$0.65	$0.57	$0.71	$0.00	$0.75	$2.68	$2.66	$0.02
- excluding non-recurring items	0.80	0.68	0.57	0.71	0.19	0.61	2.76	2.48	0.28
Diluted cash earnings per share	0.79	0.70	0.59	0.75	0.06	0.73	2.83	2.86	(0.03)
- excluding non-recurring items	0.85	0.72	0.59	0.75	0.25	0.60	2.91	2.68	0.23
Dividends declared per share	0.30	0.30	0.30	0.30	0.28	0.02	1.20	1.12	0.08
Book value per share	21.07	20.74	20.29	20.11	19.69	1.38	21.07	19.69	1.38
Closing share price	38.10	35.26	37.68	36.00	33.86	4.24	38.10	33.86	4.24
Total market value of common shares ($ billions)	18.8	17.3	18.5	17.6	16.6	2.2	18.8	16.6	2.2

	As at

	October 31,	July 31,	April 30,	January 31,	October 31,	Change from
	2002	2002	2002	2002	2001	October 31, 2001

Balance Sheet Highlights
Assets	$252,864	$250,113	$240,008	$239,440	$239,409	5.6%
Loans	142,695	138,643	138,149	136,067	136,829	4.3
Deposits	161,838	159,200	160,359	154,758	154,290	4.9
Common shareholders’ equity	10,377	10,199	9,957	9,851	9,632	7.7

	For the three months ended					For the twelve months ended

	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
	2002	2002	2002	2002	2001	2002	2001

Primary Financial Measures (%) (b) (c)
Average annual five year total shareholder return	7.9	7.4	11.6	12.5	14.3	7.9	14.3
Diluted earnings per share growth	+100	(21.7)	(48.2)	(2.7)	(+100)	0.8	(18.2)
- excluding non-recurring items	+100	(18.1)	(25.0)	1.4	(75.0)	11.3	(14.8)
Diluted cash earnings per share growth	+100	(20.5)	(48.7)	(2.6)	(93.3)	(1.0)	(15.6)
- excluding non-recurring items	+100	(18.2)	(26.3)	0.0	(68.8)	8.6	(12.1)
Return on equity	14.6	12.9	11.6	14.5	(0.4)	13.4	13.8
- excluding non-recurring items	15.5	13.5	11.6	14.5	3.8	13.8	12.9
Cash return on equity	15.4	13.8	12.2	15.2	0.7	14.2	14.8
- excluding non-recurring items	16.4	14.4	12.2	15.2	4.8	14.6	13.9
Net economic profit (NEP) growth	+100	(54.6)	(88.2)	(21.4)	(+100)	(15.2)	(43.3)
Revenue growth	17.3	(4.1)	(10.5)	0.6	(9.7)	(0.0)	2.3
- excluding non-recurring items	7.5	(4.1)	1.2	2.6	(1.2)	1.7	3.2
Non-interest expense-to-revenue ratio	70.1	69.4	66.4	66.3	74.2	68.1	64.0
- excluding non-recurring items	68.3	68.4	66.4	66.3	68.1	67.4	65.1
Provision for credit losses-to-average loans and acceptances	0.43	0.44	0.87	0.49	1.49	0.56	0.66
- excluding non-recurring items	0.43	0.44	0.87	0.49	1.49	0.56	0.60
Gross impaired loans and acceptances-to- equity and allowance for credit losses	15.16	13.55	14.19	14.64	14.17	15.16	14.17
Cash and securities-to-total assets ratio	24.9	24.2	26.0	25.2	23.1	24.9	23.1
Tier 1 capital ratio	8.80	8.72	8.61	8.87	8.15	8.80	8.15
Credit rating	AA-	AA-	AA-	AA-	AA-	AA-	AA-

Other Financial Ratios (% except as noted) (b) (c)
Twelve month total shareholder return	16.2	(11.0)	10.4	(9.3)	(1.2)	16.2	(1.2)
Dividend yield	3.1	3.4	3.2	3.3	3.3	3.1	3.3
Price-to-earnings ratio (times)	14.0	18.0	17.5	13.3	12.4	14.0	12.4
Market-to-book value (times)	1.81	1.70	1.86	1.79	1.72	1.81	1.72
Net economic profit ($ millions)	127	84	42	115	(249)	368	433
Return on average assets	0.62	0.55	0.51	0.60	0.01	0.57	0.60
- excluding non-recurring items	0.66	0.58	0.51	0.60	0.18	0.59	0.57
Net interest margin	1.92	1.95	2.02	2.07	1.94	1.99	1.91
Non-interest revenue-to-total revenue	46.3	43.2	46.0	41.6	38.4	44.3	47.6
- excluding non-recurring items	46.3	43.2	46.0	41.6	43.5	44.3	46.7
Non-interest expense growth	10.7	4.7	5.2	4.6	8.9	6.3	7.8
- excluding non-recurring items	7.9M	3.1	5.2	4.6	5.5	5.2	7.0
Total capital ratio	12.23	12.25	12.48	12.93	12.12	12.23	12.12
Tier 1 capital ratio — U.S. basis	8.32	8.30	7.76	8.32	7.87	8.32	7.87
Equity-to-assets ratio	5.3	5.3	5.4	5.4	5.1	5.3	5.1

All ratios in this report are based on unrounded numbers.

(a)	Reported on a taxable equivalent basis (teb).

(b)	Refer to the “Effects of Non-Recurring Items” section in the Management’s Discussion and Analysis for details on non-recurring items. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under generally accepted accounting principles and are unlikely to be comparable to similar measures used by other companies.

(c)	For the period ended, or as at, as appropriate.

Financial Statements page 1

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

(Canadian $ in millions except per share amounts)	For the three months ended				For the twelve months ended

	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
	2002	2002	2002	2002	2001	2002	2001

Interest, Dividend and Fee Income
Loans	$1,802	$1,718	$1,646	$1,851	$2,131	$7,017	$9,689
Securities	374	386	399	457	510	1,616	2,419
Deposits with banks	106	123	125	148	193	502	892

	2,282	2,227	2,170	2,456	2,834	9,135	13,000

Interest Expense
Deposits	809	768	708	849	1,228	3,134	6,183
Subordinated debt	67	71	76	80	86	294	351
Other liabilities	200	197	215	266	351	878	1,967

	1,076	1,036	999	1,195	1,665	4,306	8,501

Net Interest Income	1,206	1,191	1,171	1,261	1,169	4,829	4,499
Provision for credit losses	160	160	320	180	546	820	980

Net Interest Income After Provision for Credit Losses	1,046	1,031	851	1,081	623	4,009	3,519

Non-Interest Revenue
Securities commissions and fees	196	209	225	183	165	813	742
Deposit and payment service charges	191	188	178	175	175	732	670
Trading revenues	65	70	28	46	75	209	490
Lending fees	79	75	77	75	88	306	352
Card fees	61	71	64	64	50	260	204
Investment management and custodial fees	75	82	76	81	87	314	336
Mutual funds revenues	79	79	80	71	70	309	251
Securitization revenues	71	76	124	58	71	329	331
Underwriting and advisory fees	71	60	67	30	70	228	234
Investment securities gains (losses)	10	(116)	(50)	10	(223)	(146)	123
Foreign exchange, other than trading	42	40	35	34	28	151	127
Insurance income	31	24	24	26	29	105	125
Other revenues	88	68	94	64	65	314	237

	1,059	926	1,022	917	750	3,924	4,222

Net Interest Income and Non-Interest Revenue	2,105	1,957	1,873	1,998	1,373	7,933	7,741

Non-Interest Expense
Employee compensation	878	827	848	850	760	3,403	3,212
Premises and equipment	377	318	294	291	319	1,280	1,153
Communications	36	41	48	48	46	173	194
Other expenses	284	274	271	258	312	1,087	1,069

	1,575	1,460	1,461	1,447	1,437	5,943	5,628
Amortization of intangible assets	29	28	15	15	12	87	43

Total Non-Interest Expense	1,604	1,488	1,476	1,462	1,449	6,030	5,671

Income Before Provision for Income Taxes, Non- Controlling Interest in Subsidiaries and Goodwill Amortization	501	469	397	536	(76)	1,903	2,070
Income taxes	86	109	81	148	(109)	424	501

	415	360	316	388	33	1,479	1,569
Non-controlling interest in subsidiaries	17	14	15	16	14	62	42

Net Income Before Goodwill Amortization	398	346	301	372	19	1,417	1,527
Amortization of goodwill, net of applicable income tax (Note 2)	—	—	—	—	15	—	56

Net Income	$398	$346	$301	$372	$4	$1,417	$1,471

Preferred dividends	$21	$21	$20	$17	$14	$79	$80
Net income before goodwill amortization available to common shareholders	$377	$325	$281	$355	$5	$1,338	$1,447
Net income available to common shareholders	$377	$325	$281	$355	$(10)	$1,338	$1,391
Average common shares outstanding (in thousands)	492,097	491,283	490,369	489,499	499,013	490,816	511,286

Earnings Per Share Before Goodwill Amortization
Basic	$0.77	$0.66	$0.57	$0.73	$0.03	$2.73	$2.83
Diluted	0.75	0.65	0.57	0.71	0.04	2.68	2.77
Earnings Per Share
Basic	0.77	0.66	0.57	0.73	0.00	2.73	2.72
Diluted	0.75	0.65	0.57	0.71	0.00	2.68	2.66
Dividends Declared Per Common Share	0.30	0.30	0.30	0.30	0.28	1.20	1.12

The accompanying notes to consolidated financial statements are an integral part of this statement.

Financial Statements page 2

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)	As at

	October 31,	July 31,	April 30,	January 31,	October 31,
	2002	2002	2002	2002	2001

Assets
Cash Resources	$19,305	$16,551	$17,977	$18,876	$17,656

Securities
Investment	21,271	19,019	20,275	22,257	21,470
Trading	22,427	24,908	24,191	19,240	16,200
Loan substitutes	17	6	6	6	6

	43,715	43,933	44,472	41,503	37,676

Loans
Residential mortgages	47,569	46,638	44,795	43,500	41,941
Consumer instalment and other personal	21,168	20,698	20,197	19,463	19,107
Credit cards	2,280	1,635	1,506	1,528	1,527
Businesses and governments	57,963	56,642	57,175	58,034	61,249
Securities purchased under resale agreements	15,664	14,910	16,571	15,565	14,954

	144,644	140,523	140,244	138,090	138,778
Allowance for credit losses (Note 3)	(1,949)	(1,880)	(2,095)	(2,023)	(1,949)

	142,695	138,643	138,149	136,067	136,829

Other
Customers’ liability under acceptances	6,901	7,120	7,647	7,488	7,936
Premises and equipment	2,159	2,092	2,090	2,094	2,170
Other assets (Note 2)	38,089	41,774	29,673	33,412	37,142

	47,149	50,986	39,410	42,994	47,248

Total Assets	$252,864	$250,113	$240,008	$239,440	$239,409

Liabilities and Shareholders’ Equity
Deposits
Banks	$15,273	$16,892	$17,787	$20,022	$20,539
Businesses and governments	71,411	68,292	71,942	64,908	66,132
Individuals	75,154	74,016	70,630	69,828	67,619

	161,838	159,200	160,359	154,758	154,290

Other Liabilities
Acceptances	6,901	7,120	7,647	7,488	7,936
Securities sold but not yet purchased	7,654	7,720	7,837	7,775	6,609
Securities sold under repurchase agreements	24,796	20,521	20,281	20,121	17,480
Other	35,987	39,560	28,002	33,249	37,738

	75,338	74,921	63,767	68,633	69,763

Subordinated Debt	3,794	4,268	4,405	4,672	4,674

Shareholders’ Equity
Share capital (Note 5)	4,976	4,962	4,937	4,922	4,425
Retained earnings	6,918	6,762	6,540	6,455	6,257

	11,894	11,724	11,477	11,377	10,682

Total Liabilities and Shareholders’ Equity	$252,864	$250,113	$240,008	$239,440	$239,409

The accompanying notes to consolidated financial statements are an integral part of this statement.

Financial Statements page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (Canadian $ in millions)	For the twelve months ended

	October 31, 2002	October 31, 2001

Preferred Shares
Balance at beginning of year	$1,050	$1,681
Issued during the year (Note 5)	478	—
Redeemed during the year	—	(633)
Translation adjustment on shares issued in a foreign currency	(11)	2

Balance at End of Year	1,517	1,050

Common Shares
Balance at beginning of year	3,375	3,173
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plans	44	35
Issued under the Stock Option Plan	37	114
Issued on the exchange of shares of subsidiary corporations	3	7
Issued on the acquisition of businesses	—	400
Cancellation of stock options granted on acquisition of an investment	—	(22)
Repurchased for cancellation	—	(332)

Balance at End of Year	3,459	3,375

Retained Earnings
Balance at beginning of year	6,257	7,087
Cumulative impact of adopting Future Employee Benefits standard, net of applicable income tax	—	(250)

	6,257	6,837
Net income	1,417	1,471
Dividends - Preferred shares	(79)	(80)
- Common shares	(589)	(568)
Unrealized gain (loss) on translation of net investment in foreign operations, net of hedging gain (loss) of $200 ($(439) in 2001) and applicable income tax benefit (expense) of $(81) ($178 in 2001)	(81)	179
Recognition of unrealized translation losses on disposition of an investment in a foreign operation	—	99
Gain on cancellation of stock options granted on acquisition of an investment, net of applicable income tax	—	18
Common shares repurchased for cancellation	—	(1,699)
Share issue expense, net of applicable income tax	(7)	—

Balance at End of Year	6,918	6,257

Total Shareholders’ Equity	$11,894	$10,682

The accompanying notes to consolidated financial statements are an integral part of this statement.

Financial Statements page 4

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended

	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001

Cash Flows From Operating Activities
Net income	$398	$4	$1,417	$1,471
Adjustments to determine net cash flows provided by (used in) operating activities Provision for credit losses	160	546	820	980
Amortization of premises and equipment	101	112	396	406
Amortization of intangible assets	32	15	100	56
Amortization of goodwill (Note 2)	—	16	—	62
Gain on sale of securitized loans	(52)	(50)	(168)	(82)
Write-down of investment securities	48	236	322	284
Future income tax expense (benefit)	60	(31)	283	(180)
Net (gain) on sale of investment securities	(58)	(13)	(176)	(407)
Change in accrued interest (Increase) decrease in interest receivable	18	(29)	256	512
Increase (decrease) in interest payable	140	44	(189)	(250)
Net (increase) decrease in unrealized gains and amounts receivable on derivative contracts	(193)	(8,509)	1,207	(9,318)
Net increase (decrease) in unrealized losses and amounts payable on derivative contracts	(63)	8,625	(1,551)	10,304
Net (increase) decrease in trading securities	2,481	3,470	(6,227)	5,794
Net increase (decrease) in current income taxes payable	38	(284)	(175)	(80)
Changes in other items and accruals, net	1,154	(5)	(412)	1,105

Net Cash Provided by (Used in) Operating Activities	4,264	4,147	(4,097)	10,657

Cash Flows From Financing Activities
Net increase (decrease) in deposits	2,638	3,313	7,548	(3,793)
Net increase (decrease) in securities sold but not yet purchased	(66)	172	1,045	(2,744)
Net increase (decrease) in securities sold under repurchase agreements	4,275	(5,387)	7,316	(2,499)
Net (decrease) in liabilities of subsidiaries	(874)	(136)	(1,313)	(15)
Proceeds from issuance of securities of a subsidiary	—	400	—	800
Repayment of subordinated debt	(450)	(300)	(850)	(300)
Redemption of preferred shares	—	(383)	—	(633)
Proceeds from issuance of preferred shares	—	—	478	—
Proceeds from issuance of common shares	21	21	81	149
Share issue expense, net of applicable income tax	—	—	(7)	—
Common shares repurchased for cancellation	—	(771)	—	(2,031)
Dividends paid	(168)	(151)	(668)	(648)

Net Cash Provided by (Used in) Financing Activities	5,376	(3,222)	13,630	(11,714)

Cash Flows From Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(1,296)	992	(1,407)	2,308
Purchase of investment securities	(11,040)	(9,975)	(37,437)	(35,979)
Maturities of investment securities	5,911	6,105	27,444	25,955
Proceeds from sales of investment securities	2,629	4,135	9,928	13,838
Net (increase) in loans and loan substitute securities	(3,417)	(4,002)	(6,338)	(6,694)
Proceeds from securitization of assets	—	682	519	2,234
Net (increase) decrease in securities purchased under resale agreements	(754)	2,638	(710)	1,354
Proceeds from sale of land (Note 8)	122	—	122	—
Premises and equipment — net purchases	(178)	(207)	(384)	(399)
Acquisitions (Note 4)	(159)	—	(1,028)	(245)

Net Cash Provided by (Used in) Investing Activities	(8,182)	368	(9,291)	2,372

Net Increase in Cash and Cash Equivalents	1,458	1,293	242	1,315
Cash and Cash Equivalents at Beginning of Period	2,243	2,166	3,459	2,144

Cash and Cash Equivalents at End of Period	$3,701	$3,459	$3,701	$3,459

The accompanying notes to consolidated financial statements are an integral part of this statement.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Financial Statements page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2002
(Unaudited) (Canadian $ in millions except as noted)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2001 as set out on pages 57 to 85 of our 2001 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles including the accounting requirements of our regulator, the Superintendent of Financial Institutions Canada, using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2001, except as described in note 2.

2.	Change in Accounting Policy

On November 1, 2001, we changed our accounting for goodwill as required by CICA Handbook section 3062 “Goodwill and Other Intangible Assets”. Under the new standard, goodwill is no longer amortized to income over time, and is subject to a periodic impairment review to ensure that the fair value remains greater than or equal to book value. Any excess of book value over fair value would be charged to income in the period in which the impairment is determined. We have adopted this new accounting standard prospectively. As a result of this change in accounting policy, amortization of goodwill decreased by $12, net of applicable income tax of $1, for the three months, and by $55, net of applicable income tax of $7, for the twelve months ended October 31, 2002. Further information on this new accounting policy is contained in note 8 to our consolidated financial statements for the year ended October 31, 2001 on page 68 of our 2001 Annual Report.

The net assets of acquired businesses, including any goodwill, are allocated to the operating segments to which they relate. The goodwill associated with those acquisitions is allocated on this same basis, as illustrated in the following table:

				Corporate Support,
	Personal and		Investment	including
	Commercial	Private Client	Banking	Technology	Total
	Client Group	Group	Group	and Solutions	Consolidated

For the three months ended
Balance as at July 31, 2002	$460	$927	$58	$2	$1,447
Acquisitions made during the quarter	—	—	—	1	1
Adjustments related to previous acquisitions	—	(4)	—	—	(4)
Effects of foreign exchange and other	(5)	(11)	—	—	(16)

Balance as at October 31, 2002	$455	$912	$58	$3	$1,428

For the twelve months ended
Balance as at November 1, 2001	$452	$286	$58	$2	$798
Acquisitions made during the year	—	605	—	1	606
Disposals during the year	(2)	—	—	—	(2)
Effects of foreign exchange and other	5	21	—	—	26

Balance as at October 31, 2002	$455	$912	$58	$3	$1,428

There were no write-downs of goodwill due to impairment during the year ended October 31, 2002.

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit related losses in our loan portfolio. The change in our allowance for credit losses is set out in the following table. Included in our provision for credit losses for the three months ended April 30, 2002 is a $140 increase in our specific allowance, primarily attributable to BCE’s announcement that it would cease to provide long-term support to Teleglobe Inc. Included in our provision for credit losses for the three months ended April 30, 2001 was a $100 increase in our general allowance.

The following table sets out the continuity of our allowance for credit losses:

	For the three months ended		For the twelve months ended

	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001

Balance at beginning of period	$1,880	$1,661	$1,949	$1,597
Provision for credit losses	160	546	820	980
Recoveries	17	10	68	40
Write-offs	(96)	(287)	(884)	(698)
Other, including foreign exchange rate changes	(12)	19	(4)	30

Balance at end of period	$1,949	$1,949	$1,949	$1,949

4.	Acquisitions

On February 4, 2002 we completed the acquisition of all of the outstanding voting shares of CSFBdirect, Inc., a New Jersey-based direct investing firm previously owned by Credit Suisse First Boston, for total cash consideration of $854. The results of CSFBdirect, Inc.’s operations have been included in our consolidated financial statements since that date. The acquisition of CSFBdirect, Inc. significantly increases our U.S. client base and provides a national franchise for our existing integrated wealth management business in the United States. As part of this acquisition we acquired a customer relationship intangible asset, which will be amortized on an accelerated basis over 15 years, and a covenant not to compete which will be amortized over five years on a straight-line basis.

On July 26, 2002, we completed the acquisition of Morgan Stanley Individual Investor Group’s online client accounts for total cash consideration of $153. The online client accounts asset is included in our customer relationships intangible asset and will be amortized on an accelerated basis over 15 years.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

		Morgan Stanley
	CSFBdirect, Inc.	Client Accounts

Cash resources	$51	$—
Premises and equipment	10	—
Other assets
Other	6	—
Customer relationships	200	153
Other intangible asset	9	—
Goodwill	597	—

	812	153

Total assets	873	153

Other liabilities	19	—

Total liabilities	19	—

Purchase price	$854	$153

Financial Statements page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2002
(Unaudited) (Canadian $ in millions except as noted)

5.	Share Capital

During the twelve months ended October 31, 2002, we issued 12,000,000 5.95% Non-Cumulative Class B Preferred Shares, Series 10, at a price of US$25.00 per share, representing an aggregate issue price of US$300.

Outstanding (a)

		October 31, 2002

	Number	Principal Amount	Convertible into...

Preferred Shares
Class B – Series 3	16,000,000	$400	common shares (b)
Class B – Series 4	8,000,000	200	common shares (b)
Class B – Series 5	8,000,000	200	—
Class B – Series 6	10,000,000	250	common shares (b)
Class B – Series 10	12,000,000	467	common shares (b)

		1,517
Common Shares	492,504,878	3,459	—

Total Outstanding Share Capital		$4,976

Stock options issued under Stock Option Plan		n/a	38,374,627 common shares

(a)	For additional information refer to note 14 to our consolidated financial statements for the year ended October 31, 2001 on pages 71 and 72 of our 2001 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion. n/a – not applicable

6.	Accounting for Stock Options

When stock options are granted, no compensation expense is recognized. When stock options are exercised, we include the amount of the proceeds in shareholders’ equity.

Future Change in Accounting Policy

Beginning on November 1, 2002, we will change our accounting policy for stock options granted on or after that date. We will recognize the fair value of stock options on their grant date, using an option pricing model, as compensation expense over the period that the stock options vest. We expect employee compensation expense to increase and net income to decrease by $10 to $20 in fiscal 2003 as a result of this change in accounting policy.

The following table illustrates the impact on our net income and on our earnings per share if we had recorded employee compensation expense in the current and prior years based on the fair value of all of our outstanding stock options on their grant date:

	For the three months ended		For the twelve months ended

	October 31,	October 31,	October 31,	October 31,
	2002	2001	2002	2001

Pro forma net income	$386	$(5)	$1,370	$1,431
Pro forma earnings per share — Basic	0.74	(0.02)	2.63	2.64
Pro forma earnings per share — Diluted	0.73	(0.01)	2.59	2.59

7.	United States Generally Accepted Accounting Principles

Reporting under United States generally accepted accounting principles (US GAAP) would have resulted in consolidated net income of $378, basic earnings per share of $0.73 and diluted earnings per share of $0.72 for the three months ended October 31, 2002 compared to $(5), $0.00 and $0.00, respectively, for the three months ended October 31, 2001. For the twelve months ended October 31, 2002, reporting under US GAAP would have resulted in consolidated net income of $1,360, basic earnings per share of $2.61 and diluted earnings per share of $2.57, compared to $1,515, $2.81 and $2.75, respectively, for the twelve months ended October 31, 2001.

8.	Sale of Land at First Canadian Place

On September 12, 2002, we sold our 25% undivided interest in the land located at King and Bay Streets in Toronto for cash proceeds of $122. The gain on sale of $112 ($87 after tax) was deferred and will be recorded as a reduction in rental expense over the term of our leases in the building, which expire between 2013 and 2023.

Financial Statements page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2002
(Unaudited) (Canadian $ in millions except as noted)

9.	Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group

	Personal and Commercial		Private		Investment		Corporate Support, including
	Client Group (a)		Client Group (b)		Banking Group (c)		Technology and Solutions (d)		Total Consolidated

	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,
For the three months ended	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Net Interest Income and Non-Interest Revenue (e)
Canada	$961	$874	$285	$268	$260	$117	$(15)	(27)	$1,491	$1,232
United States	225	202	147	91	341	368	28	(17)	741	644
Other Countries	19	17	—	3	35	52	3	3	57	75

Total	$1,205	$1,093	$432	$362	$636	$537	$16	$(41)	$2,289	$1,951

Net Income
Canada	$187	$152	$32	$11	$58	$(63)	$7	$(49)	$284	$51
United States	54	29	(20)	—	80	(60)	(23)	(54)	91	(85)
Other Countries	15	13	1	—	7	25	—	—	23	38

Total	$256	$194	$13	$11	$145	$(98)	$(16)	$(103)	$398	$4

Average Assets ($ billions)
Canada	$89.3	$82.3	$1.7	$2.0	$76.0	$68.3	$(4.5)	$(5.1)	$162.5	$147.5
United States	19.6	16.9	4.1	2.9	49.6	55.9	0.7	2.2	74.0	77.9
Other Countries	0.3	0.2	0.1	0.1	17.0	19.9	(0.0)	0.2	17.4	20.4

Total	$109.2	$99.4	$5.9	$5.0	$142.6	$144.1	$(3.8)	$(2.7)	$253.9	$245.8

For the twelve months ended
Net Interest Income and Non-Interest Revenue (e)
Canada	$3,675	$3,545	$1,171	$1,127	$919	$1,092	$(166)	$(107)	$5,599	$5,657
United States	863	689	528	367	1,395	1,510	172	26	2,958	2,592
Other Countries	70	76	(2)	12	220	195	14	331	302	614

Total	$4,608	$4,310	$1,697	$1,506	$2,534	$2,797	$20	$250	$8,859	$8,863

Net Income
Canada	$725	$639	$124	$106	$137	$139	$(224)	$(78)	$762	$806
United States	188	96	(26)	10	353	255	(21)	(117)	494	244
Other Countries	55	59	(2)	5	102	83	6	274	161	421

Total	$968	$794	$96	$121	$592	$477	$(239)	$79	$1,417	$1,471

Average Assets ($ billions)
Canada	$86.8	$81.0	$1.8	$2.1	$72.1	$61.8	$(5.3)	$(5.0)	$155.4	$139.9
United States	18.8	14.9	3.6	3.1	51.6	62.9	1.0	1.2	75.0	82.1
Other Countries	0.2	0.2	0.1	0.1	17.1	20.4	0.2	0.5	17.6	21.2

Total	$105.8	$96.1	$5.5	$5.3	$140.8	$145.1	$(4.1)	$(3.3)	$248.0	$243.2

(a)	Personal and Commercial Client Group (P&C) provides a full range of products and services through financial service providers in its branches, as well as through direct banking channels such as bmo.com, harrisbank.com and a network of automated banking machines.

(b)	Private Client Group (PCG) offers its clients a broad array of wealth management products and services, including retail investment products, direct and full service investing, private banking and institutional asset management.

(c)	Investment Banking Group (IBG) combines all of the businesses serving corporate, institutional and government clients across a broad range of industry sectors. It offers clients complete financial solutions across the entire balance sheet, including treasury services, foreign exchange, trade finance, corporate lending, cash management, securitization, public and private debt and equity underwriting. IBG also offers financial advisory services in mergers and acquisitions and restructurings, while providing its investing clients with research, sales and trading services.

(d)	Corporate Support includes the corporate units that provide expertise and governance support for the Bank in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. Technology and Solutions (formally Emfisys) provides information technology planning, strategy and development services, together with transaction processing, sourcing and real estate services for the Bank. Technology and Solutions is also responsible for the creation, development and support of the Bank’s e-business services. Corporate Support, including Technology and Solutions, includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

(e)	Reported on a taxable equivalent basis.The taxable equivalent adjustment was $24 for the three months ended October 31, 2002, and $106 for the twelve months ended October 31, 2002. The comparative taxable equivalent adjustments for 2001 were $32 and $142, respectively.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes. During the twelve months ended October 31, 2002, the North American Cash Management business was transferred from Technology and Solutions to the Investment Banking Group, to align product distribution more effectively with client coverage.

Basis of presentation of results of operating groups:
Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term. Provisions for credit losses allocated to the banking groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under generally accepted accounting principles (GAAP) are allocated to the Corporate Support Group. Segmentation of assets by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses.

Financial Statements page 8